

October 1, 2013

<u>Via E-mail</u>
William R. Miertschin
Chief Executive Officer
Hondo Minerals Corporation
15303 N. Dallas Parkway, Suite 1050
Addison, TX 75001

> **Re:** **Hondo Minerals Corporation**
> **Amendment No. 3 to Form 10-K**
> **for Fiscal Year Ended July 31, 2012**
> **Filed September 24, 2013**
> **Response dated September 24, 2013**
> **File No. 000-54326**

Dear Mr. Miertschin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-K for Fiscal Year Ended July 31, 2012

Analysis of the Company's Materials page 16

1. We note your response to comment 2 from our letter dated September 3, 2013 and we reissue the comment. If you are unable to supplementally provide the sampling data that is referenced in your filing, please revise to remove the information from your disclosure.

2. We note your response to comment 3 from our letter dated September 3, 2013. Considering you have not verified the Table 1 sample data and you are unsure if the samples are in-place tailings material or were concentrated prior to analysis, please revise to remove Table 1 and the associated information from your disclosure.

3. We note your response to comment 4 from our letter dated September 3, 2013. Please tell us the basis for continuing to describe the fire assay process when you have not performed fire assays on your samples. For example, on page 16 of your amended filing you describe fire assay conversions.

4. We note your response to comment 5 from our letter dated September 3, 2013. Considering you are unable to provide independent third party sample test results, please revise throughout to include disclosure such that investors clearly understand that internal and third party verification of your process and property has not been performed and all work is exploratory in nature.

5. It appears that limited exploration work has been performed on your property. Please substantially revise your disclosure to add significant weight to the fact that limited work has been performed on your property and that there is no assurance that the tailings materials or other materials on your property contain recoverable metals.

6. As an exhibit to your filing please include consent from Howard Metzler, Ralph Page, Dick Wullaert, Rich Lundin, Thomas Burk, and Rhena Drury for the use of their name and/or work in your filing.

Recent Developments page 18

7.   We note your disclosure indicating that you have processed commercial quantities of pregnant leach solution using the ELeach process. Please describe the term commercial quantities and tell us how you have made the determination that the solution is a pregnant solution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining